Exhibit 21.1

Subsidiaries of Edgen Group Inc.

EDG Holdco LLC, a Delaware limited liability company

Bourland & Leverich Supply Co. LLC, a Delaware limited liability company

EM Holdings LLC, a Delaware limited liability company

Edgen Murray Corporation, a Nevada corporation

Edgen Murray Canada Inc., an Alberta corporation

EMGH Limited, an English limited company

Pipe Acquisition Limited, an English limited company

Edgen Murray Europe Limited, an English limited company

Edgen Murray Pte. Ltd., a Singapore limited company

Edgen Murray (India) Pvt, Ltd, an India private limited company

Edgen Murray FZE, a United Arab Emirates limited company

EMBZ I, L.L.C., a South Dakota limited liability company

EMBZ II, L.L.C, a South Dakota limited liability company

Edgen Murray do Brasil Limitada, a Brazilian Sociedade por Quotas de Responsabilidade Limitada

Edgen Murray Bahrain W.L.L., a Bahrain private company with limited liability

Edgen Murray France S.A.S., a French Société par Actions Simplifiée